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FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June 2003

         NORDIC AMERICAN TANKER SHIPPING LIMITED
(Translation of registrant's name into English)

Cedar House
41 Cedar Avenue
Hamilton HMEX
Bermuda
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X     Form 40-F

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes        No   X

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

        Attached hereto as Exhibit 99.1 is a copy of a press release issued by Nordic American Tanker Shipping Limited on June 24, 2003.

ADDITIONAL INFORMATION

        BP P.l.c. files annual reports on Form 20-F (File No. 1-6262) and periodic reports on Form 6-K with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORDIC AMERICAN TANKER SHIPPING LIMITED
(registrant)

Dated: June 24, 2003	By:	/s/ HERBJORN HANSSON
Herbjorn Hansson President and Chief Executive Officer

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SIGNATURES